4700 Homewood Court, Suite 100, Raleigh, NC 27609 USA

 October 27, 2016

FILED ON EDGAR

Pamela A. Long

Assistant Director, Office of

Manufacturing and Construction

United States Securities and

Exchange Commission

Mail Stop 4631

Washington, DC 20549

Re:       ATI Modular Technology Corporation

Form 10-12G

Filed September 30, 2016

Amendment No. 1 to Registration Statement on Form 10-12G

Filed October 4, 2016

Amendment No. 2 to Registration Statement on Form 10-12G

Filed October 19, 2016

File No. 000-55699

Dear Ms. Long:

This letter is in response to the Commissions’ October 25, 2016 comment letter regarding Amendment No. 2 to the Registration Statement on Form 10-12G submitted by ATI Modular Technology Corporation (the “Company”). The Company’s legal counsel, Anthony R. Paesano of Paesano Akkashian Apkarian, P.C., has been copied in on this correspondence, so feel free to contact him with any questions, and of course, please feel free to continue to correspond directly with me.

Amendment 2 to Registration Statement on Form 10-12G filed October 19, 2016

General

1.      Please note that pursuant to Exchange Act Section 12(g)(1), this registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of your review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new Form 10 that includes changes responsive to our comments. Please note that we will continue to review your filing until all of our comments have been addressed.

Response: The Company acknowledges its reporting requirements under the Exchange Act of 1934.

2.      We note your statement on page 3 that you believe you are not a shell company. However, because you have no or nominal operations or assets and require additional funds to carry out operations but no plans to raise such funds, we believe you are a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Accordingly, please revise your registration statement to disclose that you are a shell company. Refer to Securities Exchange Act Rule 12b-2 and SEC Release 33-8869 (Dec. 6, 2007).

Response: Securities Act Rule 405 and Rule 12b-2 defines a “shell company” as a company, other than an asset-backed issuer, with no or nominal operations, and either (a) no or nominal assets, (b) assets consisting of cash and cash equivalents, or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets. The Company submits to the Commission that it has more than nominal operations.

In the Commission’s Final Rule dated July 15, 2005, and cited as 17 CFR 230, 239, 240 and 249 (hereinafter referred to as the “July 2005 Rule”), the Commission “…recognize[d] that companies and their professional advisors often use shell companies for many legitimate corporate structuring purposes.” See p. 3 to the July 2005 Rule. Although the Commission would not define what constituted “nominal” on the basis that doing so would “…make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier,” the Commission seemed to imply, in assessing the issue in conjunction with the filing of a Form S-8 by a shell company, that a shell company does “not operate businesses.” Id. at 4. The Company submits to the Commission that it does operate a business.

The Company has a number of legally binding contracts. More specifically, the Company is a party to those Cooperative Agreements set forth in more detail below, and is a party to the Modular Construction & Technology Services Agreement with its related-party, AmericaTowne, Inc. (“AmericaTowne”), and the IC-DISC Service Provider Agreement with AXP Holding Corporation, a Nevada corporation (“AXP”) and related-party by virtue of Alton Perkins’ control of AXP. The Company has earned revenues of $375,000, and has reported working capital of $359,696 ended September 30, 2016. For these reasons, the Company is of the reasoned opinion that it is not a shell company, as defined under Rule 12b-2 of the Exchange Act, as amended.

3.      It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Response: The Company intends on supplementing its disclosure under Item 1 to state:

“Emerging Growth Company

We are an emerging growth company under the JOBS Act. We shall continue to be deemed an emerging growth company until the earliest of:

(a) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

(b) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective IPO registration statement;

(c) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

(d) the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.

As an emerging growth company we are exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures. Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company we are also exempt from Section 14A (a) and (b) of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.”

4.      We note that you did not file on EDGAR a redlined copy of your Form 10 with all changes effected by the amendment clearly marked. In future amendments, please file a copy of the amendment, which clearly and precisely marks all changes. See Item 310 of Regulation S-T.

Response: The Company acknowledges this comment and shall comply as requested.

Item 1. Description of Business, page 3

5.      Please disclose here that your auditor has expressed substantial doubt about our ability to continue as a going concern, your current amount of net losses and that you do not have sufficient revenue to cover any further losses that may occur.

Response: The Company intends on supplementing its disclosure under Item 1 to state:

“Going Concern

Our auditor has expressed substantial doubt about our ability to continue as a going concern. Our net loss after provision for income tax is $3,693, and we do not have sufficient revenue to cover any further losses that may occur.”

6.      We note that you intend to rely on other business ventures controlled by Alton Perkins, your sole officer and director, notably Yilaime Corporation and AXP Holding Company to conduct substantial portions of your business and operations, but that you may have been formed to provide construction and technology services to Yilaime Corporation Subsidiary AmericaTowne, Inc. Please revise to clarify the rationale behind your business venture, and your relationship to Mr. Perkins’ other business operations.

Response: The Company intends on supplementing its disclosure under the first paragraph of Item 1(b) to state:

“As set forth below, the Company intends on relying on other businesses controlled by our sole director and officer, and beneficial owner of the majority shares of common stock in the Company – Alton Perkins, in implementing its business plan.

Mr. Perkins is the control person of Yilaime Corporation, AmericaTowne and AXP Holding Corporation. At this time, the purpose of the Company is to service the construction and related technology needs of AmericaTowne under AmericaTowne’s agreements with the Shexian County Investment Promotion Bureau in developing an AmericaTowne community in the Hanwang mountains in Shexian, China. The Company also intends on supporting these services in other AmericaTowne ventures at the invitation of the Xiamen Longyan City Chamber of Commerce, Xiamen/Longyan China and the Xiamen City Growth Planning Agency in developing an AmericaTowne Community and an International School in Longyan County China.

The related export services rendered to the Company in the implementation of its business plan cannot be provided by AmericaTowne or through the AmericaTowne relationship. In order to avoid conflicts of interest, Mr. Perkins is of the opinion that there must be a separate and distinct agreement between, in this case, the Company and AXP Holding Corporation. Furthermore, although other similar IC-DISC entities exist, the Company is able to obtain better terms and conditions from AXP Holding Corporation in light of Mr. Perkins’ control of AXP Holding Corporation.

AmericaTowne’s Board of Directors determined that operating and controlling a separate but related entity focused on the development and the exporting of modular energy efficient technology and processes for government and private enterprises in China would be more prudent from a risk mitigation and operational standpoint than providing these services under the AmericaTowne business plan. Furthermore, the intent of the Company is to expand its services and relationships to other similar endeavors in projects not related to AmericaTowne, thus the need to maintain and operate a separate entity.”

The Company will include the Cooperative Agreement between AmericaTowne and the Shexian County Investment Promotion Bureau as an exhibit to its amendment.

(a) General Development of Business, page 3

7.      You disclose that you are in the business of all aspects of modular construction. Please provide an enhanced discussion of your business, including your principal products and the markets in the modular construction industry and how you intend to carry on this business with your current staffing and financial resources. For instance, please discuss:

-        Whether you have existing models or prototypes of modular structures;

-        Your existing ability to construct modular structures. We note that your agreements with Jianga Industry Zone, Anhui Province and with Yongan government, Fujian Province which you filed as exhibits to Amendment 1 on October 4, 2016 contemplate those parties providing manufacturing sites to you;

-        Whether and to what extent you will deliver and engage in on-site placement of modular structures and the extent of your present ability to do so;

-        Whether and to what extent you are focused on green technology and your connection with ATI Modular Green Building Manufacturing Project, as indicated in your agreements with Jianga Industry Zone, Anhui Province and with Yongan government, Fujian Province;

-        The support services that you intend to offer; and

-        The Export Platform as referenced on page 6.

These are only examples. See Item 101(h)(4) of Regulation S-K.

Response: The Company intends on supplementing its disclosure to state:

“The Company is in the early stages of its operations, and many of its plans and objectives are aspirational in nature, and thus might never come to fruition. At this time, the Company plans to retain engineering and architectural firms based in the United States who have extensive experience in developing modular structures in the United States, China and other foreign locations based on market demand, which has not been thoroughly researched to date. The Company has been focused on obtaining quotes, negotiating formal engagements and researching all aspects of the modular construction industry. While the infrastructure is still in the developmental stage, the Company is confident that it has the experience, or access to those with experience, in the modular construction field.

The Company plans on engaging in onsite placement and delivery of modular structures. Mr. Perkins has extensive experience in operating business in China. One of the reasons that Mr. Perkins was sought out and invited to participate in developing the modular industry in China is that he was the co-chairman of a construction company in China - Yilaime Foreign Partnership in Henghsui China. His experience with Yilaime Foreign Partnership allows ATI Modular to call on local companies in China as well as modular companies and experts in the United States to help provide on-site services. Yilaime Foreign Partnership is not a related party to the Company, ATI, Yilaime or AXP.

In addition, the Company recently joined the Modular Building Institute in Charlottesville, Virginia. In September of 2016, Mr. Perkins attended the Institute’s annual exposition in order to line up available suppliers, and experts in the modular construction field.

We intend on offering support services in all phases of modular construction. Our approach will be to focus on exporting United States based technology, services and equipment, and general “know-how.” Exporters in our related company, AmericaTowne, are experienced in the modular field and we plan on allowing those experienced exporters to participate in various levels of our program.”

8.      Please provide a discussion of the competitive business conditions of you and your position in the modular construction industry. See Item 101(h)(4)(iv) of Regulation S-K.

Response: The Company intends on supplementing its disclosure to state:

“In China, the modular construction industry is new and in its very early stages. There are only three other competitors, and those competitors are based in China. None of the competitors are from the United States. We believe that it is recognized that United States modular technology is more advanced than our Chinese counterparts, and the technology is recognized as the gold standard. The construction industry in China, as a whole, has a mandate to immediately start developing modular technology with cities and provinces developing modular construction plans and targets to construct modular in both the public as well as private sectors. Most communities have milestones and are creating official policies on modular construction with the actual percentage of production mandated by particular target dates.

In our view, our position is strong. We have been sought out by three separate governments in China to assist their communities in developing their modular industry based upon United States’ technology. We have experience in the construction sector in China and the United States, and thus we believe we have the leverage in assembling experts in the modular industry to assist in delivery of goods, services, equipment, technology, and know-how all under the moniker of ‘Made in the USA.’”

9.      Please disclose your sources and availability of raw materials and the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Response: The Company intends on supplementing its disclosure to state:

“The Company currently does not have a principal supplier of raw materials. The Company has identified potential sources of raw materials in the United States through its membership in the Modular Building Institute. One of our primary challenges will be pricing the source of raw materials and delivery to China. We are also looking to potential raw material sources in China.”

10.   Please provide your number of total employees and number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

Response: The Company intends on supplementing its disclosure to state:

“The Company currently has eight full-time employees.”

11.   In Note 1 to the Financial Statements, you disclose that you will need approval from the Chinese government to operate your business and that there is no guarantee that you will receive that approval. Please discuss here the need for any government approval of your products or services and discuss the status of any approval process. See Item 101(h)(4)(viii) of Regulation S-K.

Response: The Company intends on supplementing its disclosure to state:

“To operate within China, the Company requires approval of government officials in China. In both cases where the Company has signed Cooperative Agreements (and in the case of the Shexian Agreement), and at the invitation of the local government, we have the approval to register and conduct business.”

(b) Description of Registrant’s Plan of Operation, page 4

Cooperative Agreement (Shexian County, and the City Governments of Chizhou , and Yongan, China), page 4

12.   You disclose cooperative agreements with the Sexian County Government Hebie Province, the City of Chizhou Anhui Province, Jiangna Industry Zone in Anhui Province and Yongan Government Funjan, Province China. Please provide an enhanced discussion of the material terms of these agreements.

Response: The Company intends on disclosing the following agreements as exhibits in its amendment:

- Cooperative Agreement between AmericaTowne and Shexian County Investment Promotion Bureau;

- Cooperative Agreement between the Company and Jianghan Industry Zone in Anhui Province; and

- Cooperative Agreement between the Company and Yongan Government, Fujian Province.

Under the caption titled “Cooperative Agreement (Shexian County Government, China),” the Company intends on supplementing its disclosure to state:

“The Company’s majority and controlling shareholder – AmericaTowne, is a party under the Cooperative Agreement with the Shexian County Investment Promotion Bureau (the “Shexian Agreement”). Under the Shexian Agreement, AmericaTowne and the Shexian County Bureau have agreed to a partnership in furthering the development of an AmericaTowne community in the Hanwang mountains. Although not definitive at this time, the parties have agreed that, in consideration for AmericaTowne’s investment of approximately $30,000,000 into the development, plus any additional tax paid to the local government, where applicable, the Shexian County Bureau will dedicate local resources, including land (which AmericaTowne would be required to obtain rights through local bid invitation), and participation with AmericaTowne in an agreed upon equity split through a future definitive agreement.

The Company will be providing construction and technology services to AmericaTowne in facilitating AmericaTowne’s obligations under the Shexian Agreement. The Company’s ability to generate revenue under its agreement with AmericaTowne could be impaired in the event AmericaTowne is not able to meet its obligations under the Shexian Agreement. Furthermore, Mr. Perkins, as a control person of each entity, might elect to forego certain obligations of AmericaTowne under the Shexian Agreement or not enter into a more definitive agreement with the Shexian County Bureau, which in turn, could impact the Company’s ability to meet its business plan set forth herein.

Investment and Cooperation Agreement for ATI Modular Green Building Manufacturing Project (Jiangnan)

On September 8, 2016, the Company entered into the Investment and Cooperation Agreement for ATI Modular Green Building Manufacturing Project with the Jiangnan Industry Zone in Anhui Province (the “Jiangnan Agreement”). Under the Jiangnan Agreement, the Company has agreed to manufacture and install modular buildings, and provide research into the development of green building module manufacturing. The Company has agreed to provide appropriate technology and intelligent systems in providing modular building lifecycle services. The location of the planned project is the New Material Industry Park in the Jiangnan Industry Zone in Anhui Province. The parties have projected a cost of $30,000,000.

The Company has agreed to grant the Jiangnan Industry Zone audit, access, supervision, inspection and other rights. The Jiangnan Industry Zone has agreed to coordinate any and all necessary services in securing benefits associated with the Company being a foreign investment enterprise, including but not limited to, providing the site for the manufacturing facility, tax relief, access to financing and a “Project Headquarter” for the Company, which is defined in the Jiangnan Agreement.

The Jiangnan Agreement is not a definitive agreement; rather, it is a memorialization of the parties’ future intent as to the subject matter therein. The Company’s business plans and objectives could be impaired in the event the parties do not reach a definitive agreement.

Investment and Cooperation Agreement for ATI Modular Green Building Manufacturing Project (Yongan)

On September 9, 2016, the Company entered into the Investment and Cooperation Agreement for ATI Modular Green Building Manufacturing Project with the Yongan government in the Fujian province (the “Yongan Agreement”). Under the Yongan Agreement, similar to the Jiangnan Agreement, the Company has agreed to manufacture and install modular buildings, and provide research into the development of green building module manufacturing. The Company has agreed to provide appropriate technology and intelligent systems in providing modular building lifecycle services. The location of the planned project is Yongan city in the Fujian province, China. The parties have projected a cost of $30,000,000.

The Company has agreed to grant the Yongan government audit, access, supervision, inspection and other rights. The Yongan government has agreed to coordinate any and all necessary services in securing benefits associated with the Company being a foreign investment enterprise, including but not limited to, providing the site for the manufacturing facility, tax relief, access to financing and a “Project Headquarter” for the Company, which is defined in the Yongan Agreement.

The Yongan Agreement is not a definitive agreement; rather, it is a memorialization of the parties’ future intent as to the subject matter therein. The Company’s business plans and objectives could be impaired in the event the parties do not reach a definitive agreement.”

13.   Please reconcile your disclosure here that you have cooperative agreements with the Sexian County Government Hebie Province, the City of Chizhou Anhui Province and Yongan Government Funjan, Province China with your disclosure in Note 1 to the Financial Statements that you have only a cooperative agreement with Sexian County Government China.

Response: The Company intends on supplementing its disclosures in Note 1 to state:

“The Company entered into the Modular Services Agreement with AmericaTowne, a related party and the majority and controlling shareholder of the Company, to support AmericaTowne’s obligations under the Shexian Agreement in designing, installing and manufacturing American modular technology for use in all government and private buildings throughout Shexian County, and elsewhere in China. The terms and conditions of the Modular Services Agreement with AmericaTowne and the Shexian Agreement are set forth above.

Also, the Company has entered into the Jiangnan Agreement and the Yongan Agreement in order to pursue the development of business opportunities involving modular technology and investments, and business development. While we plan to have robust operations in the United States and international locations to support the AmericaTowne concept and trade center, we expect the bulk of our operations and revenue will come from China.

China's economy and its government impact our revenues and operations. While AmericaTowne has an agreement in place with the government in Shexian, which we believe will lead to the development of a major manufacturing facility in Shexian, and in turn revenue to the Company through the Modular Services Agreement with AmericaTowne, there is no assurance that we will operate the facility successfully. Additionally, the Company will need government approval in China to operate other aspects of our business plan. There is no assurance that we will be successful in obtaining approvals from government entities to operate other aspects of our business plan. Finally, Mr. Perkins, as a control person of each entity – AmericaTowne and the Company, might elect to forego certain obligations of AmericaTowne under the Shexian Agreement or not enter into a more definitive agreement with the Shexian County Bureau, which in turn, could impact the Company’s ability to meet its business plan set forth herein.”

Sales and Support Services Agreement (Yilaime Corporation), page 4

14.   Please disclose that Yilaime is obligated to provide support services only in a manner that is deemed commercially acceptable by Yilaime and that Yilaime has the sole right to determine the means, manner and method by which services will be provided and at the time and location of their choosing.

Response: The Company intends on supplementing its disclosure to state:

“Yilaime is obligated to provide support services only in a manner that is deemed commercially acceptable by Yilaime and Yilaime has the sole right to determine the means, manner and method by which services will be provided and at the time and location of its choosing. Furthermore, as the control person of Yilaime, Mr. Perkins might make decisions he deems are in the best interests of Yilaime, which might be to the detriment of the goals and objectives of the Company.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 6

15.   Your disclosures indicate that the sales of $125,000 recorded during the year ended June 30, 2016 were related to your service agreement with Yilaime; however, your disclosures on page 4 indicate that this agreement was not entered into until June 27, 2016 and that an initial fee has not been paid. Please better clarify in your disclosures what these sales are related to and with reference to the terms of the service agreement how your revenue recognition is in accordance with ASC 605.

Response: The Company intends on amending the first sentence under “Management’s Discussion and Analysis of Financial Condition and Results of Operation” to state:

“The Company's revenue recognition policies comply with FASB ASC Topic 605. The Company follows paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company will recognize revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists,(ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. In fiscal year 2016, the Company achieved $125,000 in revenue under the Modular Services Agreement with ATI.”

Under the chart at “Results of Operations through June 30, 2016,” the Company intends on amending its disclosure to state:

“During fiscal year 2016, the Company had sales of $125,000, compared to 2015 sales of $0. Our sales of $125,000 was derived from the Modular Services Agreement with ATI.”

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 10

16.   Please reconcile disclosure in your table of certain beneficial owners that your CEO and Director Alton Perkins owns 100% of your issued and outstanding common stock with disclosure elsewhere that Mr. Perkins owns 87% of your issued and outstanding common stock.

Response: The Company will clarify under Item 4, and the chart set forth therein, that Mr. Perkins beneficially owns 87% of the issued and outstanding shares of common stock in the Company.

Item 5. Directors and Executive Officers, page 12

Alton Perkins – Sole Director and Officer, page 12

17.   In the third full paragraph on page 12, you disclose that Mr. Perkins is subject to a Desist and Refrain Order issued by the former California Business, Transportation and Housing Agency and/or the Department of Corporations. Please supplementally provide materials describing the event surrounding the Desist and Refrain Order and a statement of the reasons for the omission from your registration statement of information pertaining to the order. See Instruction 2 to paragraph (f) of Item 401of Regulation S-K.

Response: The Desist and Refrain Order (the “Order”) disclosed in the Company’s Form 10-12G/A is related to Mr. Perkins participation in a Delaware corporation called Sunburst Holding Corporation in 2008. The Order itself was discovered during Mr. Perkins’ preparation of AmericaTowne’s initial filings in 2014. There is a question as to whether this Order was actually entered with the State of California, Department of Corporation since the version in our possession in unsigned, and Mr. Perkins has stated that he was not afforded the opportunity to defend the allegations set forth therein. As with any similar type of cease and desist order, the administrative department issuing the order merely states allegations of wrongdoing, and grants the recipient of the order an opportunity to exercise his or her rights of due process. This was not the case in this circumstance. Notwithstanding, the Company will amend the third paragraph to state as follows:

“Mr. Perkins is subject to a Desist and Refrain Order dated March 21, 2008 (the “Order”) issued by the State of California’s Business, Transportation and Housing Agency, Department of Corporations (the “Department”). In 2003, Mr. Perkins had been the Chief Executive Officer of Sunburst Holding Corporation (“Sunburst”). The Department alleged that in May of 2003, Sunburst and Mr. Perkins offered and sold securities through general solicitation to finance art-related activities. Neither Sunburst nor Mr. Perkins had been issued a permit or other form of qualification authorizing the sales in California. The Department alleged that Sunburst and Mr. Perkins omitted material facts, and more specifically, that Mr. Perkins had pled no contest to felony counts related to an indictment for fraudulent misappropriation of funds in a fiduciary capacity in Maryland, and had received a five-year suspended sentence.

The Department was of the opinion that investments offered and sold by Sunburst and Mr. Perkins constituted securities, which were subject to qualification under the California law, and that the securities were offered without being qualified, and were not exempt, in violation of California law. The Department ordered Sunburst and Mr. Perkins to desist and refrain from the further offer or sale of securities in California unless and until qualification has been made under the law or unless exempt. The Department also ordered that Sunburst and Mr. Perkins to desist and refrain from offering or selling or buying or offering to buy securities in California, including but not limited to stock, by means of any written or oral communication which includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading.

Mr. Perkins has been in compliance with the Order since issuance. The Order is not related in any manner with respect to the Company or its related parties. To the extent the Order was entered (i.e. only copy available for inspection by management is an unsigned version), there is no restriction on Mr. Perkins from engaging in an offering in California provided he complies with the appropriate disclosures and laws. The Company is not aware of any similar orders in any other jurisdiction.”

18.   Please revise disclosure in this section of your registration statement to add such further material information regarding Mr. Perkins’ felony conviction in the Circuit Court for Prince George’s County, Maryland, for Fraudulent Misappropriation by a Fiduciary, and any other conviction, investigation or order involving Mr. Perkins and relevant business practices. See Rule 12b-20 of the Securities Exchange Act of 1934.

Response: Based upon information currently available and reasonable due diligence into this comment, Mr. Perkins does not have a felony conviction in the Circuit Court for Prince George’s County, Maryland for fraudulent misappropriation by a fiduciary or any other investigation or order involving Mr. Perkins. A former competitor of Mr. Perkins, published defamatory comments on the internet regarding Mr. Perkins, including a materially untrue statement that Mr. Perkins was convicted of the above-referenced crime. Mr. Perkins filed a lawsuit against those making false allegations in the Superior Court of Mecklenburg County in North Carolina, and was awarded a summary judgment in excess of $125,000 for defamation and liable. Notwithstanding, the Company will amend the third paragraph to state as follows:

“The Company further discloses that the aforementioned Order references the failure of Mr. Perkins to disclose a conviction in the Circuit Court for Prince George’s County, Maryland, for fraudulent misappropriation by a fiduciary and other convictions. The Company is not aware of any such conviction; furthermore, Mr. Perkins has disclosed to the Company that he obtained a judgment out of the Superior Court of Mecklenburg County in North Carolina in the amount of $125,000 against the individual who defamed him and published comments related to the false conviction.”

Prior Blank Check Company Experience, page 13

19.   Please disclose whether AmericaTowne, Inc. remains a blank check company, and if not, when they ceased to be a blank check company and provide their current stage of development or operations.

Response: Under the section titled “Prior Blank Check Company Experience,” the Company intends on supplementing its disclosure to state as follows under the chart:

“Mr. Perkins beneficial ownership in ATI is set forth in this Registration Statement. ATI, formerly known as Alpine 5, Inc., filed its Form 10-12G/A on June 13, 2014. ATI ceased to be a blank check company on March 3, 2015 upon the Commission having no further comment on ATI’s disclosures on Form 8-K, Item 5.06 (Change in Shell Status). ATI is publicly reporting with the Commission. ATI is engaged in exporting and consulting in the exporting of American made goods, products and services to China and Africa through strategic relationships in China and in the United States, which is referred to internally by the Company as the ‘AmericaTowne Platform.’ The Company's forward-looking vision is to create a physical location called AmericaTowne in China that incorporates business selling the ‘American experience’ in housing, retail, education, senior care and entertainment.”

20.   Please update to account for Mr. Perkins experience with EXA, Inc.

Response: The Company intends on supplementing its disclosure to state:

“ATI is the majority and controlling shareholder of ATI Nationwide Holding Corp., a Florida corporation (“ATI Nationwide”). ATI Nationwide is formerly known as EXA, Inc. ATI Nationwide is listed on the OTC Market Place Pink Sheets as “EXAI.” ATI Nationwide has a Notice of Corporate Action currently pending with FINRA changing its name and requesting a change in symbol. ATI acquired the controlling interest in ATI Nationwide through a private stock acquisition with Carson Holdings, LLC, a Utah limited liability company, and Joseph C. Passalaqua, an individual, which closed on October, 7 2016. ATI Nationwide is a blank check company; however, through ATI’s performance under the Master Joint Venture and Operational Agreement with Nationwide Microfinance Limited, a Ghanaian corporation, which has been disclosed by ATI on Form 8-K dated July 14, 2016, ATI Nationwide is in the process of taking necessary steps to cease being a blank check company; however, there is no guarantee that it will be able to cease being a blank check company.”

The Company will update the chart under “Prior Blank Check Company Experience” to reflect information associated with ATI Nationwide Holding Corp.

Item 7. Certain Relationship and Related Transactions, and Director Independence, page 14

21.   You disclose here that you have no policy or procedures for the review, approval or ratification of any related-party transaction. Please reconcile this disclosure with your Bylaws Article XI – Interested Directors.

Response: The Company intends on supplementing its disclosure under Item 7 to state:

“Pursuant to Article XI of the Company’s Bylaws, no contract or transaction shall be void or voidable if such contract or transaction is between the corporation and one or more of its Director or Officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of its Directors or Officers, are directors or officers, or have a financial interest, when such Director or Officer is present at or participates in the meeting of the Board, or the committee of the shareholders which authorizes the contract or transaction or his, her or their votes are counted for such purpose, if:

(a)      the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee and are noted in the minutes of such meeting, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or

(b)     the material facts as to his, her or their relationship or relationships or interest or interests and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

(c)      the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee of the shareholders; or

(d)      the fact of the common directorship, office or financial interest is not disclosed or known to the Director or Officer at the time the transaction is brought before the Board of Directors of the Corporation for such action.

Such interested Directors may be counted when determining the presence of a quorum at the Board of Directors' or committee meeting authorizing the contract or transaction.”

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 15

22.   Please note that the Over-the-Counter Markets is not an exchange, and therefore, securities are quoted but not listed on such trading systems. Please revise.

Response: The Company intends on supplementing its disclosure at Item 9 to state:

“The Company is quoted on the OTCMarkets:Pink as ‘GREI.’”

Item 12. Indemnification of Directors and Officers, page 17

23.   You state here that your Articles of Incorporation and Bylaws authorize indemnification of the officers and directors in excess of that permitted by Nevada Revised Statutes Section 78.7502 and to the fullest extent permitted by law. Please direct us to where this authorization is located in your Articles of Incorporation or Bylaws.

Response: The Company will revise its disclosure at Item 12 to state as follows:

“The Company’s Articles of Incorporation and Bylaws authorize the indemnification of the officers and directors of the Company as permitted by Section 78.7502.”

Item 15. Financial Statements and Exhibits, page 18

(b) Exhibits, page 18

24.   Please remove exhibit 99.1 and refile it as an exhibit pursuant to Item 601(b)(4) of Regulation S-K.

Response: The Company will file exhibit 99.1 as an exhibit pursuant to Item 601(b)(4) of Regulation S-K.

25.   Please remove exhibits 99.2 through 99.8 and refile them as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company will file exhibit 99.1 as an exhibit pursuant to Item 601(b)(4) of Regulation S-K.

Financial Statements

Notes to the Financial Statements, page F-7

Pushdown Accounting and Goodwill, page F-9

26.   Please confirm to us that Joseph Arcaro was not considered to be a related party to AmericaTowne Inc. at the time of the sale of common stock on June 2, 2016 pursuant to ASC 850.

Response: The Company confirms that Joseph Arcaro was not, nor has ever been, a related party to AmericaTowne. The Company will make the following disclosure at F-9.

27.   Please help us better understand how you determined it was appropriate to apply pushdown accounting to the transaction that took place on June 2, 2016. Given that the entity had no assets recorded at the time of this transaction, please help us understand how you determined that this entity represented a business for purposes of applying pushdown accounting. Refer to ASC 805-50-05-9 and ASC 805-50-20.

Response: It is our understanding that the Company has an option of selecting pushdown accounting pursuant to FASB Accounting Standard Update No.2014-17. Based upon our understanding of the regulations and options available, we believe that the Company has appropriately accounted for the transactions.

Thank you for your continued cooperation. In the event you have any further comments in light of these responses, please contact me to discuss.

Very truly yours,

ATI Modular Technology Corporation

Alton Perkins

Alton Perkins

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